1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 11, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F       x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/04/10

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1. Announcement on 2008/03/11:	Adjustment to the declared information of derivatives trading

2. Announcement on 2008/03/11:	The procurement of VDSL2 broadband access network system, totaled NT$563,888,000

3. Announcement on 2008/03/18:	Announcement of the disposition of GAM US Dollar Special Bond Fund

4. Announcement on 2008/03/21:	Statement regarding the report that NCC disapproved Chunghwa’s investment in Global Mobile

5. Announcement on 2008/03/25:	Chunghwa Telecom’s board of directors resolved to convene the Company’s annual general meeting on June 19, 2008.

6. Announcement on 2008/03/26:	The company signed MOU with Advantech Co., Ltd for CHT digital home solution product

7. Announcement on 2008/03/26:	Change of Accounting Officer in Chunghwa Telecom., Co, Ltd.

8. Announcement on 2008/03/27:	Earning Announcement for full year 2007

9. Announcement on 2008/03/27:	Regarding the report of Chunghwa Telecom does not consider to unwine the foreign currency derivatives contract at this stage.

10. Announcement on 2008/03/27:	To announce the differences for the year of 2007 financial statements between ROC GAAP and US GAAP

11. Announcement on 2008/03/27:	The change of the acting spokesperson of the Company

12. Announcement on 2008/03/27:	Chunghwa Telecom held investor conference for 2007 operation results

13. Announcement on 2008/03/28:	Chunghwa Telecom is going to hold a non-deal road show

14. Announcement on 2008/03/28:	Clarification report regarding CHT’s capital reduction plan being postponed after 20th May

15. Announcement on 2008/04/03:	The procurement for Tandberg EN8030 Encoder MPEG-2 Encoding Expansion Project etc.

16. Announcement on 2008/04/07:	The company announced the alliance with Cathy United Bank, MasterCard,Taipei Smart Card Co., and BenQ Co., for credit card equipped with the NFC capability.

17. Announcement on 2008/04/09:	Clarification regarding report that the MOTC will approve CHT’s NT$20 billion capital reduction plan at the end of April

18. Announcement on 2008/04/10:	Chunghwa Telecom announced its revenues for March 2008

19. Announcement on 2008/04/10:	S&P affirmed its ‘AA’ corporate rating on Chunghwa Telecom and the outlook is stable

20. Announcement on 2008/04/10:	Mar. 2008 sales

EXHIBIT 1

Adjustment to the declared information of derivatives trading

Date of events: 2008/03/11

Contents:

1. Date of occurrence of the event: 2008/03/11

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: In accordance with the suggestion of Taiwan Stock Exchange Corporation, the Company adjusted the classification of declared derivative trading.

6. Countermeasures: The Company originally declared the derivatives trading, Knock-out option, as the forward contract for the purpose of financial hedge. In accordance with the given suggestion from Taiwan Stock Exchange Corporation, the Company instead declared it to the “Option-sell-put”, “Option-buy-call” and “Others” under trading purpose starting from September 2007.

7. Any other matters that need to be specified: The revised declaration is only for the adjustment of declared classification, and there is no difference with the consistence principle for profit and loss on the financial statements.

EXHIBIT 2

The procurement of VDSL2 broadband access network system, totaled NT$563,888,000

Date of events: 2008/03/11

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): VDSL2 broadband access network system

2. Date of the occurrence of the event: 2008/03/11

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: A batch of materials totaled NT$563,888,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hwacom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection, and payment are in batches

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the “Procurement Management Rules of Chunghwa Telecom”

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: No

16. Concrete purpose or use of the acquisition or disposition: Telecommunication equipment

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 3

Announcement of the disposition of GAM US Dollar Special Bond Fund

Date of events: 2008/03/18

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): GAM US Dollar Special Bond Fund

2. Date of occurrence of the event: 2008/03/18

3. Volume, unit price, and total monetary amount of the transaction: Volume: 25,073.61 units; Unit price: USD448.81; Total monetary amount of the transaction: USD11,253,286.90

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): GAM Fund Management Limited; Relationship: none

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): USD253,286.90

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on NAV on deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 4.62% of total assets; 5.20% of total shareholder’s equity; NT$63,079,413,000

13. Broker and broker’s fee: 0

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: USD448.81

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 4

Statement regarding the report that NCC disapproved Chunghwa’s investment in Global Mobile

Date of events: 2008/03/21

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2008/03/21

3. Content of the report: NCC disapproved Chunghwa to invest in Global Mobile

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa Telecom was regret that NCC resolved to disapprove the company’s investment in Global Mobile. Regarding the report saying this investment would be against principle of fairness, the company will further respond upon receiving of NCC’s formal documents.

6. Countermeasures: In the future, Chunghwa will continue to participate actively in national projects concerning new telecom technologies.

7. Any other matters that need to be specified: None

EXHIBIT 5

Chunghwa Telecom’s board of directors resolved to convene the Company’s annual general meeting on June 19, 2008.

Date of events: 2008/03/25

Contents:

1. Date of the board of directors resolution: 2008/03/25

2. Date for convening the shareholders’ meeting: 2008/06/19

3. Location for convening the shareholders’ meeting: Chunghwa Telecom Training Institute (No. 168, Minzu Road, Panchiao City, Taipei County, R.O.C)

4. Cause or subjects for convening the meeting:

(1) Reports:

a. The Company’s operations report for 2007.

b. The Supervisors’ audit report on the Company’s financial statements for 2007.

c. Amendments to the Company’s Procedures for Board Meetings.

d. Status of the Company’s implementation of its share repurchase program for its treasury stocks

(2) Issues to be approved by shareholders:

a. To accept 2007 operations report and financial statements.

b. To approve the proposal for distribution of 2007 earnings.

(3) Issues to be discussed:

a. To revise the Articles of Incorporation.

b. To revise the Procedures for Acquisitions or Disposal of Assets

(4) Extraordinary Motions

5. Book closure starting and ending dates: 2008/04/21~2008/06/19

6. Any other matters that need to be specified: None

EXHIBIT 6

The company signed MOU with Advantech Co., Ltd for CHT digital home solution product

Date of events: 2008/03/26

Contents:

1. Date of occurrence of the event: 2008/03/26

2. Counterparty to the contract: Advantech Co., Ltd

3. Relationship to the Company: Nil

4. Starting and ending dates or rescission date: 2008/03/26~2008/12/31

5. Major content (not applicable where rescinded): Advantech and CHT co-develop “MoCo”, a home monitor and control system. This provides digital home solution for developers.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): The company expects to promote FTTB+MOD+HiNet services by offering developers digital home products to increase theirs competitiveness.

8. Concrete purpose/objective (not applicable where rescinded): Providing “MoCo” service to achieve win-win-win for Advantech, developers and CHT.

9. Any other matters that need to be specified: none

EXHIBIT 7

Change of Accounting Officer in Chunghwa Telecom., Co, Ltd.

Date of events: 2008/03/26

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): Accounting Officer

2. Date of occurrence of the change: 2008/03/26

3. Name, title, and resume of the replaced person: Cheng-Kann Wu, Head of Accounting Department.

4. Name, title, and resume of the replacement: Shui-Yi Kuo, Co-head of Investment Department.

5. Reason for the change: Change in job assignment

6. Effective date: 2008/03/26

7. Contact telephone number of the replacement: (02) 2344-3650

8. Any other matters that need to be specified: None

EXHIBIT 8

Earning Announcement for full year 2007

Date of events: 2008/03/27

Contents:

1. Date of occurrence of the event: 2008/03/27

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa’s total consolidated revenues for full year 2007 were NT$197.39 billion, 7.0% growth comparing with 2006. The net income increased by 7.5% year-on-year to NT$48.25 billion and the EPS was NT$4.56.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 9

Regarding the report of Chunghwa Telecom does not consider to unwine the foreign currency derivatives contract at this stage.

Date of events: 2008/03/26

Contents:

1. Name of the reporting media: United Evening News

2. Date of the report: 2008/03/26

3. Content of the report: an unrealized valuation loss related to foreign currency derivatives contract.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The contract was classified as a derivative financial instrument for trading purposes, so any changes to the valuation of the contract is calculated as of each reporting period and shown as either a gain or loss on the income statement according to Financial Accounting Standard Statement No. 34 (Financial Instrument Recognition and Measurement). The changes in the MTM unrealized valuation of the contract is for accounting purposes only and does not reflect the actual cash flows required under the contract’s settlement terms. Chunghwa Telecom is considering, among other alternatives, partially squaring the contract should market conditions improve in order to reduce its exposure under the contract and reducing the uncertainty to the Company relating to fluctuations between the NT dollar and US dollar exchange rates.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 10

To announce the differences for the year of 2007 financial statements between ROC GAAP and US GAAP

Date of events: 2008/03/27

Contents:

1. Date of occurrence of the event: 2008/03/27

2. Cause of occurrence: To announce the differences for the year of 2007 financial statements between ROC GAAP and US GAAP

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese): Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. (or the “Company”) reported consolidated net income contributed to shareholders of the parent of NT$48,249,319 thousand, earnings per share of NT$4.56 for the year of 2007, total assets of NT$469,626,117 thousand, total liabilities of NT$71,783,848 thousand, and total shareholders’ equity of NT$397,842,269 thousand (including minority interest of NT$2,774,561 thousand) as of December 31, 2007. Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income of NT$49,451 million, earnings per share of NT$4.68 for the year of 2007, total assets of NT$406,234 million, total liabilities of NT$85,696 million, minority interest of NT$2,655 million and total shareholders’ equity of NT$317,883 million as of December 31, 2007. The differences between ROC GAAP and US GAAP followed by the Company mainly come from employees’ bonus, remuneration for directors and supervisors, depreciation expenses, gains on sale of fixed assets, and provision for 10% undistributed retained earning tax.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

EXHIBIT 11

The change of the acting spokesperson of the Company

Date of events: 2008/03/27

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): acting spokesperson

2. Date of occurrence of the change: 2008/03/27

3. Name, title, and resume of the replaced person: Hwa-mei Wei, acting spokesperson

4. Name, title, and resume of the replacement: None

5. Reason for the change: Change in job assignment

6. Effective date: 2008/03/27

7. Contact telephone number of the replacement: None

8. Any other matters that need to be specified: None

EXHIBIT 12

Chunghwa Telecom held investor conference for 2007 operation results

Date of events: 2008/03/27

Contents:

1. Date of the investor/press conference: 2008/03/27

2. Location of the investor/press conference: Fl. 12, No. 21-3, Hsinyi Rd. Sec. 1, Taipei

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/

4. Any other matters that need to be specified: none.

EXHIBIT 13

Chunghwa Telecom is going to hold a non-deal road show

Date of events: 2008/03/28

Contents:

1. Date of the investor/press conference: 2008/03/31~2008/04/01

2. Location of the investor/press conference: Hong kong

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/

4. Any other matters that need to be specified: none.

EXHIBIT 14

Clarification report regarding CHT’s capital reduction plan being postponed after 20th May

Date of events: 2008/03/28

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/03/28

3. Content of the report: CHT’s capital reduction plan postpone after 20th May

4. Summary of the information provided by investors: None.

5. Company’s explanation of the reportage or provided information:

(1) If the capital reduction plan will be conducted this year, the company must propose the capital reduction plan to the Board meeting in April and get approval. Moreover, the approvals from AGM and FSC’s review are necessary as well.

(2) The land company currently owns is 410 hectares, total book value is around NT$ 108 billion and one-third of them located in the north of Taoyuan area.

6. Countermeasures: None.

7. Any other matters that need to be specified: None.

EXHIBIT 15

The procurement for Tandberg EN8030 Encoder MPEG-2 Encoding Expansion Project etc.

Date of events: 2008/04/03

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Tandberg EN8030 Encoder MPEG-2 Encoding Expansion Project etc.

2. Date of the occurrence of the event: 2007/04/04~2008/04/03

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$503,527,010

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hitron Technologies

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: None

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): None

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

10. Name of the professional appraisal institution and its appraisal amount: None

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: None

13. Has an appraisal report not yet been obtained?: None

14. Reason an appraisal report has not yet been obtained: None

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Telecom equipment

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 16

The company announced the alliance with Cathy United Bank, MasterCard,Taipei Smart Card Co., and BenQ Co., for credit card equipped with the NFC capability.

Date of events: 2008/04/07

Contents:

1. Date of occurrence of the event: 2008/04/07

2. Counterparty to the contract: Nil

3. Relationship to the Company: Nil

4. Starting and ending dates or rescission date: Nil

5. Major content (not applicable where rescinded): The company announced the alliance with Cathy United Bank, MasterCard,Taipei Smart Card Co., and BenQ Co., for credit card equipped with the NFC capability to offer a brand new life experience for consumer.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): The aforementioned service equipped with credit card functionality is expected to attract customers’ attention in the market.

8. Concrete purpose/objective (not applicable where rescinded): With the announcement of new NFC value-added service, it will not only improve corporate image, but also increase the satisfaction of the customer.

9. Any other matters that need to be specified: None

EXHIBIT 17

Clarification regarding report that the MOTC will approve CHT’s NT$20 billion capital reduction plan at the end of April

Date of events: 2008/04/09

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/04/09

3. Content of the report: The MOTC will approve CHT’s NT$20 billion capital reduction plan at the end of April

4. Summary of the information provided by investors: None.

5. Company’s explanation of the reportage or provided information: Whether the company will conduct a capital reduction program, and if it will, the amount of the program should be submitted to the board for approval at the end of April. The program will be placed on the agenda of AGM only after the board’s approval. The company is currently under discussion with the MOTC.

6. Countermeasures: None.

7. Any other matters that need to be specified: None.

EXHIBIT 18

Chunghwa Telecom announced its revenues for March 2008

Date of events: 2008/04/10

Contents:

1. Date of occurrence of the event: 2008/04/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom’s revenues for March 2008 were NT$14.79 billion, which were a 2.6% increase than that for 2007. Accumulated revenues were NT$46.73bn, which were a 3.1% increase than that for 2007. Internal figure for accumulated operating results of first quarter 2008 before tax were NT$15.87bn, net operating results were NT$10.68bn and EPS after tax was NT$1.12

6. Countermeasures: none

7. Any other matters that need to be specified: none

EXHIBIT 19

S&P affirmed its ‘AA’ corporate rating on Chunghwa Telecom and the outlook is stable

Date of events: 2008/04/10

Contents:

1. Date of occurrence of the event: 2008/04/10

2. Company name: Standard & Poor’s Ratings

3. Relationship to the Company (please enter “head office” or “affiliate company”): none

4. Reciprocal shareholding ratios: none

5. Cause of occurrence: On April 10, 2008, Standard & Poor’s Ratings Services affirmed its ‘AA’ long-term foreign-currency corporate credit rating on Chunghwa Telecom Co. Ltd. (CHT) and removed it from CreditWatch, where it was placed with negative implications on March 11, 2008. The outlook is stable.

6. Countermeasures: none

7. Any other matters that need to be specified: none

EXHIBIT 20

Chunghwa Telecom

April 10, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Mar 2008

1) Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
Mar	Invoice amount	16,445,066	16,183,026	262,040	1.62%
Mar	Invoice amount	52,532,677	51,576,792	955,885	1.85%
Mar	Net sales	14,791,609	14,416,520	375,089	2.60%
Mar	Net sales	46,726,020	45,317,935	1,408,085	3.11%

b Trading purpose: None